PDC 2003-B LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
August 22, 2011
Mellissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549
Re:	PDC 2003-B Limited Partnership
Amendment No. 1 to Schedule 13E-3 filed by PDC 2003-B Limited Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon
Filed August 3, 2011
File No. 005-86297

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 3, 2011 File No. 000-50616
Dear Ms. Duru:
     Set forth below are the responses of PDC 2003-B Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 15, 2011, with respect to (i) Amendment No. 1 to Schedule 13E-3 filed on August 3, 2011 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) Amendment No. 1 to the Partnership’s Preliminary Proxy Statement on Schedule 14A filed on August 3, 2011.
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13e-3.

     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3
General
1. Unless otherwise indicated, please note that each comment applies to each of PDC 2003-A, PDC 2003-B, PDC 2003-C, PDC 2003-D and PDC 2002-D Limited Partnerships.
     Response:
     We acknowledge the Staff’s comments and will address each Staff comment for each of PDC 2003-A Limited Partnership, PDC 2003-B Limited Partnership, PDC 2003-C Limited Partnership, 2003-D Limited Partnership and 2002-D Limited Partnership.
Preliminary Proxy Statement
General
2. We note the filing of the Form 10-Q for the quarterly period ended June 30, 2011. Please update the financial statements and related disclosure included in the proxy statement. Refer to Item 13 of Schedule 13e-3 and Item 1010(c) of Regulation M-A.
     Response:
     We acknowledge the Staff’s comment and have revised the Amended Proxy Statement to include updated financials statements for the three and six month periods ended June 30, 2011. Please see the updated disclosure included in the Amended Proxy Statement and the updated Appendix E attached to the Amended Proxy Statement.
3. We refer to your response and the revised disclosure included in response to prior comments 3 and 4. Please provide us with an opinion of counsel that addresses the legality, under relevant state corporate and/or partnership law and/or constitutive documents of PDC, of the delegation of authority to the Special Transaction Committee by the Board of directors of PDC.
     Response:
      We acknowledge the Staff’s comments and, as discussed during our telephone conversation on August 16, 2011, Daniel W. Amidon, the general counsel and secretary of PDC, has provided to your office a Secretary’s Certificate dated August 19, 2011 that addresses the delegation of authority to the Special Transaction Committee by the Board of Directors of PDC under relevant state corporate and/or partnership law and/or constitutive documents of PDC.

Closing Comments:
The requested acknowledgement is attached hereto as Annex A.
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated August 15, 2011. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.

Sincerely yours,
/s/ Dan Amidon

Annex A
August 22, 2011
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, PDC 2003-B LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION
its Managing General Partner

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION
its sole Member

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon